UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from _________ to _________.

Commission file number: 001-36452

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

ServisFirst Bank 401(k) Profit Sharing Plan and Trust

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ServisFirst Bancshares, Inc.

2500 Woodcrest Place, Birmingham, Alabama	35209
(Address of principal executive offices)	(Zip code)

SERVISFIRST BANK 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

As of and for the years ended December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm)

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, and the Fiduciary Investment and Administrative Committee ServisFirst Bank 401(k) Profit Sharing Plan & Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ServisFirst Bank 401(k) Profit Sharing Plan & Trust (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2017.

Charlotte, North Carolina

June 3, 2026

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Investments, at fair value	$80,288,686	$69,440,746

Investments, at contract value	2,223,931	1,584,023

Net assets available for benefits	$82,512,617	$71,024,769

See accompanying notes to financial statements.

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2025 and 2024

	2025	2024
Additions
Investment income:
Net appreciation in investments	$8,085,075	$7,879,149
Interest and dividends	1,994,664	1,621,453
Other income	15,672	15,635
Total investment income	10,095,411	9,516,237

Contributions:
Company	2,689,111	2,610,863
Participants	5,393,266	5,066,570
Rollovers	1,095,198	1,285,552
Total contributions	9,177,575	8,962,985

Total additions	19,272,986	18,479,222

Deductions
Benefits paid to participants and beneficiaries	7,612,675	4,457,277
Plan expenses	172,463	145,880
Total deductions	7,785,138	4,603,157

Net increase in net assets available for benefits	11,487,848	13,876,065

Net assets available for benefits:
Beginning of year	71,024,769	57,148,704
End of year	$82,512,617	$71,024,769

See accompanying notes to financial statements.

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

(1)	Description of Plan

The following description of the ServisFirst Bank 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of ServisFirst Bank (the “Company”) who have attained age 21 except union employees whose employment is governed under a collective bargaining agreement and certain nonresident aliens who have no earned income from sources within the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants contribute a percentage of pretax and Roth after-tax annual compensation (as defined by the Plan), not to exceed federal limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes a safe harbor matching contribution equal to 100 percent of participant salary deferrals that do not exceed 4% of compensation. The Company may also contribute discretionary matching or profit- sharing contributions as determined by the Company’s Board of Directors. No such discretionary contributions were made during 2025 or 2024.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers investments in various mutual funds, a money market fund, a stable value investment contract and the common stock of ServisFirst Bancshares, Inc., the Company’s parent company.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings or losses from that account’s investment activities, and is charged with benefit payments and allocations of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administration

The Plan is administered by the Senior Vice President of Human Resources of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. Charles Schwab Trust Bank serves as the custodian of the Plan’s assets and as the plan trustee. Envestnet Retirement Services serves as an investment advisor. Schwab Retirement Plan Services, Inc. serves as the recordkeeper and third-party administrator (“TPA”) for the Plan.

Payment of Benefits

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant may also elect installment payments over a fixed reasonable period of time for required minimum distributions only. A participant may obtain an in-service or hardship withdrawal from his or her tax-deferred contributions subject to certain conditions and penalties (as defined by the Plan).

Vesting

Participants are immediately vested in their voluntary and safe harbor matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is 100 percent vested in discretionary contributions after five years of credited service.

Forfeited Accounts

Forfeitures of terminated, nonvested participant accounts may first be used to pay plan expenses and then may be used to reduce current or future Company discretionary contributions or reallocated to participant accounts as an additional Company contribution. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $1,474 and $4,592, respectively. All forfeitures were used to reduce the Company’s matching contributions in 2025 and 2024.

Notes Receivable from Participants

The Plan does not permit loans to participants.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their Company contributions.

Administrative Expenses

Certain administrative expenses, including accounting fees, have been paid by the Company. Contract administrative fees are paid by the Participants.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. Management of the Company determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee. See Note 3 and Note 4 for discussion of fair value measurements and contract value, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan provides for investments in various investment securities that in general are exposed to various risks, such as interest rate, credit, and overall market liquidity. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits

Benefits are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3).

Measurement of fair value under U.S. GAAP establishes a hierarchy that prioritizes observable and unobservable inputs used to measure fair value, as of the measurement date, into three broad levels, which are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets or liabilities in active markets,
●	Quoted prices for identical or similar assets or liabilities in inactive markets,
●	Inputs other than quoted prices that are observable for the asset or liability, and
●

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the financial instrument has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The financial instrument’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables present the Plan’s investments at fair value as of December 31, 2025 and 2024:

	Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$73,731,187	$-	$-	$73,731,187
Money market funds	1,278,862			1,278,862
ServisFirst Bancshares, Inc. common stock fund	5,278,637	-	-	5,278,637
Total assets in the fair value hierarchy	$80,288,686	$-	$-	$80,288,686

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$63,068,644	$-	$-	$63,068,644
Money market funds	156,515	-	-	156,515
ServisFirst Bancshares, Inc. common stock fund	6,215,587	-	-	6,215,587
Total assets in the fair value hierarchy	$69,440,746	$-	$-	$69,440,746

The Plan recognizes transfers between the levels as of the actual date of the event or change in circumstances that caused the transfer. There were no gross transfers between the levels at December 31, 2025 and 2024.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price and are deemed to be actively traded.

Money market funds

Money market funds are a public investment vehicle valued using $1 as the net asset value (NAV) and are deemed to be actively traded.

ServisFirst Bancshares, Inc. common stock fund

The ServisFirst Bancshares, Inc. common stock fund is a unitized stock fund valued at the net asset value (NAV) and includes shares of common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.

(4)	Fully Benefit-Responsive Investment Contract

The Lincoln Stable Value Fixed Account (Fixed Account) is a fully benefit-responsive investment contract issued by the Lincoln National Life Insurance Company with the backing of their general account. As it is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets, this type of investment is considered fairly valued at contract value. The methodology for calculating the interest crediting rate is defined in the contract. Under the terms of the existing contract, the composite crediting rate is currently reset on a quarterly basis and will never be less than the guaranteed minimum interest rate, as defined in the contract. The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. By definition, the Fixed Account is an investment contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Certain events might limit the availability of the Plan to transact at contract value with the contract issuer. Examples of such events include the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code (“IRC”); premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition on competing investment options; or bankruptcy of the Plan sponsor or other Plan sponsor events (for example divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the participants. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include an uncured violation of the Plan’s investment guidelines; a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the agreements without the consent of the issuer.

(5)	Tax Status

The Company adopted a prototype non-standardized profit-sharing plan with a cash or deferral arrangement, which received a favorable opinion letter from the Internal Revenue Service, stating that the prototype is designed in accordance with applicable sections of the IRC. The Plan has not obtained or requested a determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. The Plan’s income tax returns for the past three years are subject to examination by tax authorities and may change upon examination.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(7)	Party-In-Interest Transactions

The Plan paid $74,335 and $57,070 of recordkeeping and investment fees to Charles Schwab during the years ended December 31, 2025 and 2024, respectively. Additionally, Charles Schwab managed Plan investment in its money market fund. Charles Schwab is the trustee and TPA as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additional expenses paid to parties-in-interest for investment management services aggregated to $98,128 during the year ended December 31, 2025. The Plan paid $145,880 of recordkeeping, administrative and investment management fees to other parties-in-interest during the year ended December 31, 2024.

The Plan also invests in shares of the Company’s parent company. The Company is the Plan sponsor; therefore, these transactions qualify as exempt party‑in‑interest transactions. The Company directly pays any other fees related to the Plan’s operations and provides certain administrative services at no cost to the Plan.

SERVISFIRST BANK 401(k) PROFIT SHARING PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 20-2451671

Plan Number 002

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	SCHWAB RET GVMNT MONEY FUND	Money Market Account	**	$1,278,862
*	SERVISFIRST STOCK FUND	Employer Securities	**	5,278,637
	BLACKROCK GLOBAL ALLOCATION I	Registered Investment Company	**	1,663,251
	BLACKROCK INFLT PROT BD INSTL	Registered Investment Company	**	526,696
	CLEARBRIDGE INTL GROWTH FD I	Registered Investment Company	**	1,423,299
	COHEN & STEERS REALTY INST CL	Registered Investment Company	**	954,363
	EV EM & FNTR CTRS EQ A	Registered Investment Company	**	1,318,930
	iSHARES US AGGREGATE BOND IND	Registered Investment Company	**	1,435,536
	PIMCO INCOME CL I2	Registered Investment Company	**	1,045,635
	VANGUARD 500 INDEX ADMIRAL	Registered Investment Company	**	12,537,460
	VANGUARD DEVELOPED MKT IDX ADM	Registered Investment Company	**	2,842,312
	VANGUARD GROWTH INDEX ADMIRAL	Registered Investment Company	**	6,139,752
	VANGUARD MID CAP INDEX ADMIRAL	Registered Investment Company	**	2,924,707
	VANGUARD SM CAP VAL INDEX ADM	Registered Investment Company	**	1,874,809
	VANGUARD SMALL CAP GRTH INDEX	Registered Investment Company	**	2,299,344
	VANGUARD TARGET RETIREMNT 2020	Registered Investment Company	**	345,331
	VANGUARD TARGET RETIREMNT 2025	Registered Investment Company	**	3,123,828
	VANGUARD TARGET RETIREMNT 2030	Registered Investment Company	**	8,487,069
	VANGUARD TARGET RETIREMNT 2035	Registered Investment Company	**	3,848,103
	VANGUARD TARGET RETIREMNT 2040	Registered Investment Company	**	3,157,780
	VANGUARD TARGET RETIREMNT 2045	Registered Investment Company	**	4,113,668
	VANGUARD TARGET RETIREMNT 2050	Registered Investment Company	**	2,631,656
	VANGUARD TARGET RETIREMNT 2055	Registered Investment Company	**	911,721
	VANGUARD TARGET RETIREMNT 2060	Registered Investment Company	**	1,517,090
	VANGUARD TARGET RETIREMNT 2065	Registered Investment Company	**	604,536
	VANGUARD TARGET RETIREMNT 2070	Registered Investment Company	**	351
	VANGUARD TARGET RETMT INCOME	Registered Investment Company	**	1,622,254
	VANGUARD ULTRA ST BD ADMIRAL	Registered Investment Company	**	477,257
	VANGUARD VALUE INDEX ADM	Registered Investment Company	**	5,904,449
				80,288,686

* Lincoln Stable Value Account		Investment contract, at contract value	**	2,223,931
				$82,512,617

* Parties-in-interest to the Plan.
** Cost information omitted for participant directed investments.
See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SERVISFIRST BANCSHARES, INC.

Date: June 3, 2026	By	/s/ David A. Sparacio
David A. Sparacio
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm